SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

FOR THE PERIOD BETWEEN APRIL 15, 2004 AND MAY 14, 2004

CHINADOTCOM CORPORATION

(Exact name of Registrant as specified in its Charter)

34/F, Citicorp Centre
18 Whitfield Road
Causeway Bay, Hong Kong
(Address of Registrant’s Principal Executive Offices)

     (Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.)

Form 20-F    ☑      Form 40-F    ☐

     (Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934).

Yes    ☐      No    ☑

     If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

EXHIBITS
SIGNATURE
EXHIBIT INDEX
EX-1.1 PRESS RELEASE DATED APRIL 15, 2004
EX-1.2 PRESS RELEASE DATED APRIL 28, 2004
EX-1.3 PRESS RELEASE DATED MAY 5, 2004
EX-1.4 PRESS RELEASE DATED MAY 10, 2004
EX-1.5 PRESS RELEASE DATED MAY 12, 2004
EX-1.6 4TH AMENDMENT TO AGREEMENT & PLAN OF MERGER
EX-1.7 PRESS RELEASE DATED MAY 14, 2004

EXHIBITS

Exhibit	Description
1.1	Press Release dated April 15, 2004 CDC Software Wins Microsoft Office System Solution Builder Program 2004 Award

1.2	Press Release dated April 28, 2004 Beazer Homes Selects Pivotal Homebuilder for Customer Care

1.3	Press Release dated May 5, 2004 Pivotal Asset Management Rated the Top CRM System by Prominent Industry Publication

1.4	Press Release dated May 10, 2004 chinadotcom corporation to hold Q1 2004 Earnings Conference Call on May 14th at 9:00 am EST

1.5	Press Release dated May 12, 2004 FPDSavills Upgrades to Pivotal 5

1.6	Fourth Amendment dated May 12, 2004 to Agreement and Plan of Merger by and among chinadotcom corporation, CDC Software Holdings, Inc. and Ross Systems, Inc.

1.7	Press Release dated May 14, 2004 chinadotcom posts 26% Q-o-Q revenue growth to US$35.9 million and 7% Q-o-Q increase in net profit to US$4.3 million

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 14, 2004

CHINADOTCOM CORPORATION
By:	/s/ Daniel Widdicombe
Daniel Widdicombe
Chief Financial Officer

EXHIBIT INDEX

Exhibit	Description
1.1	Press Release dated April 15, 2004 CDC Software Wins Microsoft Office System Solution Builder Program 2004 Award

1.2	Press Release dated April 28, 2004 Beazer Homes Selects Pivotal Homebuilder for Customer Care

1.3	Press Release dated May 5, 2004 Pivotal Asset Management Rated the Top CRM System by Prominent Industry Publication

1.4	Press Release dated May 10, 2004 chinadotcom corporation to hold Q1 2004 Earnings Conference Call on May 14th at 9:00 am EST

1.5	Press Release dated May 12, 2004 FPDSavills Upgrades to Pivotal 5

1.6	Fourth Amendment dated May 12, 2004 to Agreement and Plan of Merger by and among chinadotcom corporation, CDC Software Holdings, Inc. and Ross Systems, Inc.

1.7	Press Release dated May 14, 2004 chinadotcom posts 26% Q-o-Q revenue growth to US$35.9 million and 7% Q-o-Q increase in net profit to US$4.3 million